Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT OF 2013

Summary

The 2013 third quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All the Directors attended the Board meeting to consider the quarterly report.

1.3

Name of the Principal of the Company	Mr. Si Xian Min (Chairman)

Name of the Chief of Accounting Work	Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Name of the Chief of the Accounting Department	Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

The Principal of the Company, Mr. Si Xian Min (Chairman), the Chief of Accounting Work, Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company), and the Chief of the Accounting Department, Mr. Lu Hong Ye (General Manager of the Finance Department of the Company) warrant the truthfulness, accuracy and completeness of the financial report contained in this quarterly report.

1.4	The financial report contained in this third quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

(Unit: Million Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets	163,190	142,494	14.52
Net assets attributable to the shareholders of the Listed Company	34,707	32,740	6.01
	Amount from the beginning of the year to the end of the reporting period ( from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities	11,253	11,568	-2.72
	Amount from the beginning of the year to the end of the reporting period ( from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year (%)
Operating revenue	74,424	77,872	-4.43
Net profit attributable to the shareholders of the Listed Company	2,460	2,665	-7.69
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	2,418	2,584	-6.42
Weighted average return on net assets (%)	7.29	8.19	Decreased by a percentage of 0.9
Basic earnings per share (Yuan/share)	0.25	0.27	-7.41
Diluted earnings per share (Yuan/share)	0.25	0.27	-7.41
Deducting non-recurring items and amount : (Unit: Million; Currency: RMB)
Items	Reporting period (July to September)	From the beginning of the year to the end of the reporting period (January to September)
Gains / Losses on disposal of non-current assets	3	8
Other non-operating income and expenses in addition to the above	-7	54
Effect of income tax		-17
Effect on minority interests (after tax)		-3
Total	-4	42

2

2.2	Number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period(shareholders)					258,507
Particulars of the top ten shareholders
Name of the shareholder	Capacity	Shareholding (%)	Number of shares held	Number of shares subject to trading restrictions	Number of shares pledged or frozen
China Southern Air Holding Company (“CSAHC”)	State	42.27	4,150,050,000	123,900,000	No
HKSCC Nominees Limited	Overseas legal entity	17.78	1,745,967,297	0	Not known
Nan Lung Holding Limited	State-owned legal entity	10.53	1,033,650,000	0	No
Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	Domestic Non-state-owned legal entity	2.04	200,238,198	0	Not known
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	Domestic Non-state-owned legal entity	1.62	159,000,000	0	Not known
Wuhu Rui Jian Investment Consulting Co., Ltd. (蕪湖瑞健投資諮詢有限公司)	Domestic Non-state-owned legal entity	1.52	149,200,000	0	Not known
Zhao Xiaodong (趙曉東)	Domestic Individual	1.51	148,657,028	0	Not known
National Social Securities Fund 501 Group (全國社保基金五零一組合)	Domestic Non-state-owned legal entity	0.25	24,652,295	0	Not known
Bank of China Limited – Jiashi Shanghai and Shenzhen 300 Indext Trading Securities Investment Fund(中國銀行股份有限公司－嘉實滬深300交易型開放式指數證券投資基金)	Domestic Non-state-owned legal entity	0.20	20,010,685	0	Not known
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account (國元證券股份有限公司約定購回式證券交易專用證券賬戶)	Domestic Non-state-owned legal entity	0.20	19,391,000	0	Not known
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)		Number of tradable shares not subject to selling restrictions held at the end of the reporting period			Type of shares
CSAHC		4,026,150,000			RMB Ordinary shares
HKSCC Nominees Limited		1,745,967,297			Overseas listed foreign shares
Nan Lung Holding Limited		1,033,650,000			Overseas listed foreign shares
Anhui Conch Venture Investment Co., Ltd.		200,238,198			RMB Ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.		159,000,000			RMB Ordinary shares
Wuhu Rui Jian Investment Consulting Co., Ltd.		149,200,000			RMB Ordinary shares
Zhao Xiaodong		148,657,028			RMB Ordinary shares
National Social Securities Fund 501 Group		24,652,295			RMB Ordinary shares
Bank of China Limited – Jiashi Shanghai and Shenzhen 300 Indext Trading Securities Investment Fund		20,010,685			RMB Ordinary shares
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account		19,391,000			RMB Ordinary shares
Explanation of the connected relationship and concerted action of the above shareholders		Nan Lung Holding Limited is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC. The Company is not aware of any other connected relationship between other shareholders. The H shares held by HKSCC Nominees Limited include the 31,120,000 H shares of the Company held by Yazhou Travel Investment Company Limited, a third level subsidiary of CSAHC incorporated in Hong Kong.

3

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

√Applicable ☐ Not applicable

3.1.1.	Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease percentage	Main reason(s) for the change
Prepayments	1,280	861	48.66%	Mainly due to the increase in operating lease, related tariffs and purchase of aircraft parts.
Other current assets	190	501	-62.08%	Mainly due to the reduction of treasury bond investment held by Xiamen Airline.
Short-term borrowings	14,912	10,719	39.12%	Mainly due to the increase in short-term loans for the expansion of business in the reporting period.
Taxes payable	1,003	657	52.66%	Mainly due to the increase in the accrual of Corporate Income Tax payables.
Long-term payables	29,666	19,371	53.15%	Mainly due to the addition of finance-leased aircrafts in the reporting period.

4

3.1.2.	Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Amount during the reporting period (January to September 2013)	Amount during the corresponding reporting period of the previous year(January to September 2012)	Increase/decrease percentage	Main reason(s) for the change
Business taxes and surcharges	202	2,165	-90.67%	Mainly due to the change of applicable taxes levied on airline business from Business taxes to Value-added taxes (“VAT”), which was set off against revenue directly in the reporting period.
Financial expenses	-703	1,431	-149.13%	Mainly due to the foreign exchange gains arose from appreciation of RMB against US dollar and Japanese yen in the reporting period.

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	Amount during the reporting period (January to September 2013)	Amount during the corresponding reporting period of the previous year(January to September 2012)	Increase/ decrease ratio	Main reason(s) for the change
Other cash received from operating activities	536	1,073	-50.05%	Mainly due to the decrease in government grants received in the reporting period.
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	236	384	-38.54%	Mainly due to the decrease in disposal of fixed assets in the reporting period.
Cash received from other investing activities	8,603	3,726	130.89%	Mainly due to a subsidiary Xiamen Airlines’ withdrawal of its investment in treasury bond.
Cash paid relating to other investing activities	7,980	-	Not applicable	Mainly due to increase in treasury bond investment held by a subsidiary Xiamen Airlines.
Cash received by subsidiaries from investment by minority interests	560	140	300.00%	Mainly due to the receipt of capital injection made to a subsidiary Henan Airlines by minority interests during this reporting period.
Cash payments for distribution of dividends, profits or payments of interest expense	2,076	3,303	-37.15%	Mainly due to the decrease in dividend paid in the reporting period.

5

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

√Applicable ☐ Not applicable

The matters regarding the non-public issuance of shares to China Southern Air Holding Company (the "2012 Non-public A Share Issue") were considered and approved by the Board on 11 June 2012, and the above matters were considered and approved by the shareholders at the 2012 first extraordinary general meeting of the Company on 10 August 2012.

As at 9 August 2013, the relevant work regarding the 2012 Non-public A Share Issue of the Company has not been completed. The proposal for the 2012 Non-public A Share Issue of the Company therefore is lapsed automatically due to the expiration of the resolution passed at the general meeting.

6

3.3	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

√Applicable ☐ Not applicable

Background of undertakings	Type of undertakings	Undertaking party	Contents of undertaking	Time and period of undertaking	Does it have the period	Did it perform in time and strictly	Reasons for not being performed in time and strictly	Next step if it failed to be performed
Undertaking Related to Share Reform	Other	China Southern Airlines Company Limited	Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.		No	Yes
Other Undertakings	Resolve the title defects such as land title	China Southern Airlines Company Limited	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.		No	Yes
	Other	China Southern Airlines Company Limited	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.		No	Yes
	Resolve the title defects such as land title	China Southern Airlines Company Limited	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2013 and would compensate the Company for any losses arising from the undertakings.	CSAHC undertakes that it would attend to and complete the above-mentioned obligation before 31 December 2013 and would compensate the Company for any losses arising from the undertakings.	Yes	No	Due to the change of ownership title need to comply with the state and local laws and regulations, and a series of formalities in relation to the government approval need to be involved, CSAHC are actively communicating with the government. However, as at the end of the reporting period, such undertakings are in the course of being implemented.
	Other	China Southern Airlines Company Limited

The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (“SA Finance”):

a. SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b. The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c. In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d. As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

					No	Yes

7

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐ Applicable √Not applicable

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 October 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

8

4、	APPENDIX

4.1

Consolidated Balance Sheet

30 September 2013

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Balance at the end of the reporting period	Balance at the beginning of the year
Current assets:
Cash and bank balances	16,031	10,082
Settlement reserves fund
Deposits with banks and other financial institutions
Derivative financial assets
Notes receivable
Accounts receivable	1,810	1,885
Prepayments	1,280	861
Premium receivables
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	9	7
Other receivables	2,021	1,743
Purchase of financial assets resold
Inventories	1,727	1,708
Non-current assets due within one year
Other current assets	190	501
Total current assets	23,068	16,787
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	63	69
Held-to-maturity investments
Long-term receivables
Long-term equity investments	2,603	2,309
Investment properties	439	481
Fixed assets	116,083	99,591
Construction in progress	16,435	18,638
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	2,461	2,273
Development costs
Goodwill
Long-term prepaid expenses	379	408
Deferred tax assets	1,179	1,266
Other non-current assets	480	672
Total non-current assets	140,122	125,707
Total assets	163,190	142,494
Current liabilities:
Short-term borrowings	14,912	10,719
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Derivative financial liabilities
Notes payable	14
Accounts payable	12,130	11,450
Advances from customers	5,058	4,854
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Salaries and wages payable	2,227	2,260
Taxes payable	1,003	657
Interest payable	203	157
Dividends payable
Other payables	4,146	3,759
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Non-current liabilities due within one year	10,904	13,674
Other current liabilities
Total current liabilities	50,597	47,530
Non-current liabilities:
Long-term borrowings	34,135	30,196
Bonds payable
Long-term payables	29,666	19,371
Special items payable
Estimated liabilities	75	66
Deferred tax liabilities	759	782
Other non-current liabilities	5,252	4,953
Total non-current liabilities	69,887	55,368
Total liabilities	120,484	102,898
Owners' equity (or shareholders' equity):
Paid-in capital (or share capital)	9,818	9,818
Capital surplus	14,409	14,411
Less: Treasury shares
Special reserve
Surplus reserve	1,056	1,056
Provision for ordinary risks
Undistributed profits	9,424	7,455
Foreign exchange translation reserve
Total equity attributable to shareholders of the Company	34,707	32,740
Minority interests	7,999	6,856
Total owners' equity	42,706	39,596
Total liabilities and owners' equity	163,190	142,494

Legal representative of the Company: Si Xianmin

Officer-in-charge of accounting: Tan Wangeng、Xu Jiebo

Officer-in-charge of the accounting department: Lu Hongye

9

Balance Sheet of the Company

30 September 2013

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Balance at the end of the reporting period	Balance at the beginning of the year
Current assets:
Cash and bank balances	7,958	5,367
Derivative financial assets
Notes receivable
Accounts receivable	1,554	1,647
Prepayments	879	644
Interest receivable
Dividends receivable		7
Other receivables	1,515	1,259
Inventories	1,311	1,320
Non-current assets due within one year
Other current assets	190
Total current assets	13,407	10,244
Non-current assets:
Available-for-sale financial assets	22	22
Held-to-maturity investments
Long-term receivables
Long-term equity investments	5,429	4,309
Investment properties	202	233
Fixed assets	96,641	81,756
Construction in progress	12,513	14,769
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	1,490	1,428
Development costs
Goodwill
Long-term prepaid expenses	342	360
Deferred tax assets	1,053	1,225
Other non-current assets	460	585
Total non-current assets	118,152	104,687
Total assets	131,559	114,931
Current liabilities:
Short-term borrowings	12,987	9,460
Derivative financial liabilities
Notes payable
Accounts payable	9,732	8,964
Advances from customers	4,485	4,381
Salaries and wages payable	1,565	1,615
Taxes payable	636	449
Interest payable	164	122
Dividends payable
Other payables	5,089	4,944
Non-current liabilities due within one year	9,218	11,821
Other current liabilities
Total current liabilities	43,876	41,756
Non-current liabilities:
Long-term borrowings	25,974	23,152
Bonds payable
Long-term payables	28,753	18,610
Special items payable
Estimated liabilities	73	64
Deferred tax liabilities
Other non-current liabilities	4,516	4,260
Total non-current liabilities	59,316	46,086
Total liabilities	103,192	87,842
Owners' equity (or shareholders' equity):
Paid-in capital (or share capital)	9,818	9,818
Capital surplus	14,108	14,110
Less: Treasury shares
Special reserve
Surplus reserve	1,056	1,056
Provision for ordinary risks
Undistributed profits	3,385	2,105
Total owners' equity (or shareholders' equity)	28,367	27,089
Total liabilities and owners' equity (or shareholders' equity)	131,559	114,931

Legal representative of the Company: Si Xianmin

Officer-in-charge of accounting: Tan Wangeng、Xu Jiebo

Officer-in-charge of the accounting department: Lu Hongye

11

4.2

Consolidated Income Statement

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)
1. Total revenue	28,420	29,844	74,424	77,872
Including: operating income	28,420	29,844	74,424	77,872
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	25,927	26,938	71,856	74,935
Including: cost of sales	23,039	22,646	64,610	63,938
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	73	843	202	2,165
Selling and distribution expenses	2,081	2,054	5,791	5,285
General and administrative expenses	685	877	1,946	2,115
Financial expenses	39	518	-703	1,431
Assets impairment losses	10		10	1
Add: Gains arising from changes in fair value (losses indicated by “–”)
Investment income (losses indicated by “–”)	241	274	360	465
Including: share of profit of associates and joint ventures	238	272	323	377
Exchange gains (losses indicated by “–”)
3. Operating profit (losses indicated by “–”)	2,734	3,180	2,928	3,402
Add: Non-operating income	494	198	1,148	1,166
Less: Non-operating expenses	17	1	38	59
Including: Losses on disposal of non-current assets	2	1	11	12
4. Total profits (total losses indicated by “–”)	3,211	3,377	4,038	4,509
Less: Income tax expenses	685	740	912	890
5. Net profit (net loss indicated by “–”)	2,526	2,637	3,126	3,619
Net profit attributable to shareholders of the Company	2,158	2,216	2,460	2,665
Minority interests	368	421	666	954
6. Earnings per share:
(1) Basic earnings per share	0.22	0.23	0.25	0.27
(2) Diluted earnings per share	0.22	0.23	0.25	0.27
7. Other comprehensive income	1	-6	-7	-1
8. Total comprehensive income	2,527	2,631	3,119	3,618
Total comprehensive income attributable to shareholders of the Company	2,161	2,211	2,458	2,665
Total comprehensive income attributable to minority interests	366	420	661	953

Legal representative of the Company: Si Xianmin

Officer-in-charge of accounting: Tan Wangeng、Xu Jiebo

Officer-in-charge of the accounting department: Lu Hongye

12

Income Statement of the Company

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Amount for the reporting period (from July to September)	Amount for the corresponding period of last year (from July to September)	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)
1. Revenue	21,462	22,638	56,134	58,951
Less: Cost of sales	17,622	17,623	49,633	49,789
Business taxes and surcharges	42	606	127	1,544
Selling and distribution expenses	1,659	1,681	4,557	4,349
General and administrative expenses	536	528	1,448	1,420
Financial expenses	25	462	-617	1,222
Assets impairment loss	10		10
Add: Gains arising from changes in fair value (losses indicated by “–”)
Investment income (loss indicated by “–”)	236	269	392	366
Including: Investment gains on associated companies and joint ventures	235	269	311	366
2. Operating profit (loss indicated by “–”)	1,804	2,007	1,368	993
Add: Non-operating income	427	173	918	941
Less: Non-operating expenses	17	1	33	31
Including: Loss on disposal of non-current assets	1	1	10	11
3. Total profit (total loss indicated by “–”)	2,214	2,179	2,253	1,903
Less: Income tax expenses	502	478	482	369
4. Net profit (net loss indicated by “–”)	1,712	1,701	1,771	1,534
5. Earnings per share:
(1) Basic earnings per share
(2) Diluted earnings per share
6. Other comprehensive income		-3	-2	1
7. Total comprehensive income	1,712	1,698	1,769	1,535

Legal representative of the Company: Si Xianmin

Officer-in-charge of accounting: Tan Wangeng、Xu Jiebo

Officer-in-charge of the accounting department: Lu Hongye

13

4.3

Consolidated Cash Flow Statement

From January to September 2013

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)
1. Cash flow from operating activities:
Cash received from sales of goods or rendering of services	82,029	78,104
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of derivative financial assets
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges
Cash received from other operating activities	536	1,073
Sub-total of operating cash inflows from operating activities	82,565	79,177
Cash paid for goods and services	58,002	54,357
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Cash paid to and on behalf of employees	10,471	9,810
Payments of taxes and surcharges	2,152	3,040
Cash paid relating to other operating activities	687	402
Sub-total of cash outflows from operating activities	71,312	67,609
Net cash flows from operating activities	11,253	11,568
2. Cash flows from investment activities:
Cash received from disposal of investments
Investment income in cash	43	78
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	236	384
Net cash received from disposal of subsidiaries and other operating units		5
Cash received from other investing activities	8,603	3,726
Sub-total of cash inflows from investing activities	8,882	4,193
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	10,911	12,314
Investments paid in cash
Net increase in pledged loans
Net cash received from subsidiaries and other business units		17
Cash paid relating to other investing activities	7,980
Sub-total of cash outflows from investment activities	18,891	12,331
Net cash flows from investing activities	-10,009	-8,138
3. Cash flows from financing activities:
Proceeds received in cash from investments	560	140
Including: Cash received by subsidiaries from investment by minority interests	560	140
Cash received from borrowings	31,093	24,754
Proceeds received in cash from bonds issuance	500
Other proceeds in cash from financing activities		92
Sub-total of cash inflows from financing activities	32,153	24,986
Cash repayments of borrowings	25,499	20,850
Cash payments for distribution of dividends, profits or payments of interest expense	2,076	3,303
Including: Dividend and profit paid by subsidiaries to minority interests	79	1
Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities	27,575	24,153
Net cash flows from financing activities	4,578	833
4. Effect of changes in exchange rate on cash and cash equivalents	-33
5. Net increase in cash and cash equivalents	5,789	4,263
Add: Balance of cash and cash equivalents at the beginning of the period	10,082	9,863
6. Balance of cash and cash equivalents at the end of the period	15,871	14,126

Legal representative of the Company: Si Xianmin

Officer-in-charge of accounting: Tan Wangeng、Xu Jiebo

Officer-in-charge of the accounting department: Lu Hongye

14

Cash Flow Statement of the Company

From January to September 2013

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (from January to September)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to September)
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	61,426	59,929
Refund of taxes and surcharges
Other cash received from operating activities	441	488
Sub-total of operating cash inflows from operating activities	61,867	60,417
Cash paid for purchase of goods and receiving of labour services	44,343	42,236
Cash paid to and on behalf of employees	7,796	7,156
Payments of taxes and surcharges	1,231	1,636
Cash paid for other operating activities	444	278
Sub-total of cash outflows from operating activities	53,814	51,306
Net cash flows from operating activities	8,053	9,111
2. Cash flows from investment activities:
Cash received from disposal of investment
Investment income in cash	117	75
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	210	83
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	52	74
Sub-total of cash inflows from investing activities	379	232
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	7,800	8,522
Investments paid in cash	840
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	8,640	8,522
Net cash flows from investment activities	-8,261	-8,290
3. Cash flow from financing activities:
Proceeds received in cash from investments
Cash received from borrowings	27,399	21,813
Proceeds received in cash from bonds issuance	500
Other proceeds in cash from financing activities
Sub-total of cash inflows from financing activities	27,899	21,813
Cash repayments of borrowings	23,425	17,982
Cash payments for distribution of dividends, profits or payments of interest expense	1,725	2,990
Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities	25,150	20,972
Net cash flows from financing activities	2,749	841
4. Effect of changes in exchange rate on cash and cash equivalents	-31
5. Net increase in cash and cash equivalents	2,510	1,662
Add: Balance of cash and cash equivalents at the beginning of the period	5,367	6,202
6. Balance of cash and cash equivalents at the end of the period	7,877	7,864

Legal representative of the Company: Si Xianmin

Officer-in-charge of accounting: Tan Wangeng、Xu Jiebo

Officer-in-charge of the accounting department: Lu Hongye

15